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                              November 27, 2023

       Terrance Coyne
       Chief Financial Officer
       Royalty Pharma plc
       110 East 59th Street
       New York, NY 10022

                                                        Re: Royalty Pharma plc
                                                            Form 10-K for the
period ended December 31, 2022
                                                            Filed February 15,
2023
                                                            File No. 001-39329

       Dear Terrance Coyne:

                                                        We have reviewed your
filing and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the period ended December 31, 2022

       Non-GAAP Financial Results, page 68

   1. We continue to have concerns about your current presentation of Adjusted EBITDA. With regards to compliance
with your credit agreement, you may disclose Adjusted EBITDA based on the
calculation provided in your response to comment one in your letter dated
                                                        September 19, 2023,
which uses the same terminology used in the credit agreement and is calculated to reflect
its definition in the credit agreement. Refer to question 102.09 of the non-GAAP Compliance and
Disclosure Interpretations.
   2. As noted in prior comment two, your presentation of Adjusted Cash Receipts as a non-
                                                        GAAP measure appears to
include certain adjustments that are prohibited by Item
                                                        10(e)(1)(ii)(A) of
Regulation S-K. Please revise to remove your disclosure of Adjusted
                                                        Cash Receipts as a
non-GAAP measure.
   3. We have reviewed your response to prior comment two regarding the non-GAAP measure
                                                        Adjusted Cash Flow. As
the basis used to determine what amounts are included in and excluded from Adjusted
Cash Flow remains unclear, please provide us with additional
 Terrance Coyne
Royalty Pharma plc
November 27, 2023
Page 2
         information explaining the manner in which this measure is calculated. In addition, further explain why this measure provides useful information to investors, including as compared to other disclosed amounts such as Net Cash Provided by Operating Activities.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sasha Parikh at 202-551-3627 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameTerrance Coyne                              Sincerely,
Comapany NameRoyalty Pharma plc
                                                              Division of
Corporation Finance
November 27, 2023 Page 2                                      Office of Life
Sciences
FirstName LastName